Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 41 DATED MARCH 21, 2019

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions.

Declaration of Distributions

On March 19, 2019, our Manager authorized a daily cash distribution of $0.0021917808 per share of the Company’s common stock to shareholders as of the close of business on each day of the period commencing on March 1, 2019 and ending on March 31, 2019 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about April 15, 2019.

This distribution equates to approximately 8.24% on an annualized basis assuming a $9.71 per share net asset value, and approximately 8.00% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning March 1, 2019 and ending March 31, 2019. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.